Prudential Municipal Series Fund
For the fiscal period ended 8/31/01
File number 811-4023

Sub-Item 77-J


Reclassification of Capital Accounts: The Series Fund accounts and reports for distributions to shareholders in accordance with the American Institute of Certified Public Accountants'
Statement of Position 93-2: Determination, Disclosure, and
Financial Statement Presentation of Income, Capital Gain, and
Return of Capital Distributions by Investment Companies. As a result of this statement, the Series Fund changed the classification of distributions to shareholders to disclose the amounts of undistributed net investment income and accumulated net realized gain (loss) on investments available for distributions determined in accordance with income tax regulations. Net investment income, net realized losses and net assets were not affected by this change. For the year ended
August 31, 2001, the application of this statement increased (decreased) undistributed net investment income ("UNI"), accumulated net realized gain (loss) on investments ("GL") and increased
(decreased) paid-in capital ("PIC") by the following amounts:


Portfolio				UNI		G/L		PIC

Pennsylvania Series (a)				11,211     (11,211)

Florida Series (a) 		1,435	      (1,253)    (182)





(a) Reclassification of gains due to the sale of securities purchased with market discount.